EXHIBIT 12.1
Corporate Office Properties Trust
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(Dollars in thousands)

Nine Months Ended
September 30, 2013
Earnings:
Income from continuing operations before equity in income of unconsolidated entities and income taxes	$8,633
Gain on sales of real estate, excluding discontinued operations	2,683
Combined fixed charges and preferred share dividends (from below)	90,245
Amortization of capitalized interest	1,566
Distributed income of equity investees	257
Subtract:
Capitalized interest (from below)	(6,743)
Preferred share dividends included in fixed charges	(15,481)
Preferred unit distributions included in fixed charges	(495)
Preferred distributions of other consolidated entities	(12)
Total earnings	$80,653

Combined Fixed Charges and Preferred Share Dividends:
Combined fixed charges and preferred share dividends:
Interest expense on continuing operations	$66,851
Interest expense on discontinued operations	199
Capitalized interest (internal and external)	6,743
Amortization of debt issuance costs-capitalized	135
Interest included in rental expense	329
Preferred share dividends	15,481
Preferred unit distributions	495
Preferred distributions of other consolidated entities	12
Total combined fixed charges and preferred share dividends	$90,245

Ratio of earnings to combined fixed charges and preferred share dividends	(A)

(A) Combined fixed charges and preferred share dividends exceeded total earnings by $9,592.